February 19, 1999

IDS Tax-Free Money Fund, Inc.
IDS Tower 10
Minneapolis, Minnesota 55440-0010

Gentlemen:

I have examined the Articles of Incorporation and the By-Laws of IDS Tax-Free Money Fund, Inc. (the Company) and all necessary certificates, permits, minute books, documents and records of the Company, and the applicable statutes of the State of Minesota, and it is my opinion that the shares sold in accordance with applicable federal and state securities laws will be legally issued, fully paid, and nonassessable.

This opinion may be used in connection with the Post-Effective Amendment.

Very truly yours,


/s/ Leslie L. Ogg
    Leslie L. Ogg
    Attorney at Law
    901 S. Marquette Ave., Suite 2810
    Minneapolis, Minnesota 55402-3268